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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-1)
(Amendment No. 15)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JEFFERSON SMURFIT GROUP PLC
(Name of Subject Company (Issuer))

MDCP ACQUISITIONS I
MDP ACQUISITIONS PLC
MDCP ACQUISITIONS PLC
MDCP IV GLOBAL INVESTMENTS LP
MDP IV GLOBAL GP, LP
MDP GLOBAL INVESTORS LIMITED
MADISON DEARBORN PARTNERS, L.L.C.
(Names of Filing Persons (Offerors))

American Depositary Shares, each representing ten Ordinary Shares of euro 0.30 each Ordinary Shares of euro 0.30 each (Title of Class of Securities)	47508W 10 7 (CUSIP Number of Class of Securities)

Samuel M. Mencoff
c/o Madison Dearborn Partners, Inc.
Three First National Plaza
Suite 3800
Chicago, Illinois 60602
Telephone: (312) 895-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive, Suite 5400
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,426,125,694	$223,204

*
Calculated solely for purposes of determining the filing fee. This amount assumes 1,143,988,803 Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, will be tendered pursuant to the offer and using a euro/ US$ exchange rate of euro 1: $0.9864 (the exchange rate on July 2, 2002).
**
Calculated as .000092 of the transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$223,204	Filing party:	MDCP Acquisitions I, et. al.
Form or Registration No.:	Schedule TO	Date Filed:	July 5, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒  Third-party tender offer subject to Rule 14d-1.
  ☐  Issuer tender offer subject to Rule 13e-4.
  ☒  Going-private transaction subject to Rule 13e-3.
  ☐  Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

        This Amendment No. 15 to Tender Offer Statement (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "Commission") on July 5, 2002, by MDCP Acquisitions I, an unlimited company incorporated under the laws of Ireland (the "Purchaser"), formed by Madison Dearborn Partners, L.L.C. ("MDP"), as amended by Amendment No. 1 to Schedule TO filed with the Commission on July 16, 2002, Amendment No. 2 filed with the Commission on July 18, 2002, Amendment No. 3 filed with the Commission on July 19, 2002, Amendment No. 4 to Schedule TO filed on July 25, 2002, Amendment No. 5 to Schedule TO filed on July 30, 2002, Amendment No. 6 to Schedule TO filed on August 5, 2002, Amendment No. 7 to Schedule TO filed on August 7, 2002, Amendment No. 8 to Schedule TO filed on August 8, 2002, Amendment No. 9 to Schedule TO filed on August 21, 2002, Amendment No. 10 to Schedule TO filed on August 26, 2002, Amendment No. 11 to Schedule TO filed on August 27, 2002, Amendment No. 12 to Schedule TO filed on August 30, 2002, Amendment No. 13 to Schedule TO filed on September 3, 2002 and Amendment No. 14 to Schedule TO filed on September 10, 2002 (the "Schedule TO"), relating to the offer ("Offer") by Purchaser to purchase all issued and to be issued: (i) Ordinary Shares of euro 0.30 each ("JSG Shares") and (ii) American Depositary Shares, each representing 10 JSG Shares ("JSG ADSs") of Jefferson Smurfit Group plc, a public limited company incorporated under the laws of Ireland ("JSG"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer Document") and the related Acceptance Documents (as defined in the Offer Document). Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer Document.

        The information in the Schedule TO is hereby expressly incorporated herein by reference, except as otherwise set forth below.

Item 7. Sources and Amount of Funds or Other Consideration.

        The information set forth in "Appendix I Special Factors—Financing" of the Offer Document is hereby further amended and supplemented by including the following information:

        As of 12 September 2002, MDCP Acquisitions entered into the Senior Credit Facility with Deutsche Bank AG London, as facility agent and security agent, Deutsche Bank AG London and Merrill Lynch International as joint arrangers and joint bookrunners, Deutsche Bank AG London and Merrill Lynch Capital Corporation and others as original lenders, MDCP Acquisitions plc, MDP Acquisitions plc and MDCP Acquisitions as original guarantors, and a syndicate of financial institutions and institutional lenders. On 10 September 2002, MDP Acquisitions plc, as original borrower, entered into the Bridge Facility with Deutsche Bank AG London as agent, and Deutsche Bank AG London, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, Lehman Commercial Paper Inc. and ABN AMRO Bank N.V. as initial lenders. Set forth below are a summary of the material terms of the Senior Credit Facility and the Bridge Facility.

Senior Credit Facility

        The Senior Credit Facility provides for facilities of up to €2.525 billion as follows:

  •
  a seven-year term loan A facility of €1.05 billion;

  •
  an eight-year term loan B facility of €525 million;

  •
  a nine-year term loan C facility of €525 million; and

  •
  a seven-year revolving credit facility of up to €425 million.

        The revolving credit facility will be used for the working capital and general corporate purposes of JSG. The term loan A facility and the revolving credit facility may be used for letters of credit and other documentary credits and ancillary facilities.

        Repayment.    Amounts outstanding under the term loan A facility will be repaid in escalating semi-annual installments beginning in December 2003 and continuing through September 2009.

        The term loan B facility and term loan C facility are repayable in one installment in September 2010 and September 2011, respectively. Each drawing under the revolving credit facilities is repayable on the last day of its applicable interest period, subject to a final repayment date in September 2009 in respect of the revolving credit facility.

        All outstanding amounts under the Senior Credit Facility (including any ancillary facilities) must be prepaid and all revolving commitments will be reduced to zero, subject to certain exceptions and other conditions, on the sale of all or substantially all of the assets of JSG or on a change of control of MDCP Acquisitions plc, MDP Acquisitions plc or MDCP Acquisitions I.

        Certain mandatory prepayments are required in respect of the net proceeds of the first flotation, public offering or listing of any shares of MDCP Acquisitions plc or any holding company of MDCP Acquisitions plc or any member of the JSG Group, any additional asset sale proceeds from certain newly formed wholly owned subsidiaries of MDCP Acquisitions plc and any disposal of any assets above certain minimum levels.

Bridge Facility

        The Bridge Facility provides for an initial loan of €250 million. The initial loan will be drawn in a single installment of €250 million to provide a portion of the proceeds to finance the Offer. Subject to the terms of the Bridge Facility, if the initial loan has not been repaid by the first anniversary of the closing date of the Bridge Facility (the "conversion date"), then the initial loan will be converted into payment-in-kind (or "PIK") term loans. At any time on or after the conversion date, a holder of a PIK loan will have the right to convert such loan into shares of preferred capital stock of MDP Acquisitions plc that bear such registration rights as are set forth in the applicable indenture and bear such payment-in-kind dividend rights as set forth in MDP Acquisitions plc's articles of association.

        Under the terms of the Bridge Facility, the initial loan matures on the conversion date and the PIK term loans mature on the tenth anniversary of the closing date under the Bridge Facility.

        If a change in control occurs, each lender will have the right to require that MDP Acquisitions plc repurchase all or any part of such lender's PIK term loans at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any.

        In addition to the Senior Credit Facility and the Bridge Facility, additional funds are being raised to fund the Offer and related transactions through the issuance by MDP Acquisitions plc of senior notes in an aggregate amount of €900,000,000. These notes will be issued in three tranches which will be denominated in euros, dollars and sterling, respectively.

        The funds available under the Senior Credit Facility, the Bridge Facility and the senior notes will be used to fund the cash consideration for the Offer. The expected sources and uses of these funds are as follows:

Sources	Amount
(euro in thousands)
Senior Credit Facility(1):
Revolving credit facility(2)	€—
Tranche A term loan	566,400
Tranche B term loan	468,100
Tranche C term loan	468,100
Remaining debt(3)	636 935
Senior Notes	900,000
Bridge Facility	250 000
Equity contribution	857,000

Total	€4,146,535

Uses	Amount
(euro in thousands)
Acquisition consideration(4)	€2,368,700
Refinancing of certain existing net indebtedness	892,400
Remaining debt(3).	636,935
Fees and expenses	248,500

Total	€4,146,535

(1)
Although term loans in an aggregate amount of €2,100,000 are available under the Senior Credit Facility, it is expected that approximately €597,000 will remain undrawn initially. Availability of this remaining amount will be permanently reduced in the event that certain amounts of JSG's existing indebtedness are not refinanced over time.
(2)
It is expected that there will be approximately €425,000 of additional availability under the revolving credit facility.
(3)
Following the completion of the Offer, it is expected that JSG's 6.75% notes due 2005, 7.50% debentures due 2025, certain local bank borrowings, capital lease obligations, Latin American funded debt and bank overdrafts will remain outstanding.
(4)
Will be reduced by the amount of Loan Notes issued; although total debt will remain the same.

        A copy of the Senior Credit Facility and the Bridge Facility are filed herewith as Exhibits (b)(1) and (b)(2), respectively.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

        (b)

        *(1)    Senior Credit Facility dated as of September 12, 2002 by and among MDCP Acquisitions PLC, MDCP Acquisitions I, MDP Acquisitions plc, Deutsche Bank AG London, Merrill Lynch International, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, ABN AMRO Bank N.V. AIB Capital Markets, plc, Bank of America N.A., The Governor and Company of the Bank of Ireland, The Governor and Company of the Bank of Scotland, Credit Lyonnais, Bayerische Hypo- und Vereinsbank AG, London Branch and Lehman Commercial Paper Inc.

        *(2)    Bridge Facility dated September 10, 2002 by and among MDP Acquisitions plc, Deutsche Bank AG London, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, Lehman Commercial Paper Inc. and ABN AMRO Bank N.V.

        * Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 to Schedule TO is true, complete and correct.

Dated: September 16, 2002	MDCP ACQUISITIONS I
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP IV GLOBAL INVESTMENTS LP
	By:	MDP IV Global GP, LP
	Its:	General Partner
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP IV GLOBAL GP, LP
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP GLOBAL INVESTORS LIMITED
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MADISON DEARBORN PARTNERS, L.L.C
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description
99(a)(1)	Offer Document dated July 5, 2002.
99(a)(2)	Form of Letter of Transmittal.
99(a)(3)	Form of Acceptance and Authority.
99(a)(4)	Form of Notice of Guaranteed Delivery.
99(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(6)	Form of Letter to Clients for use by Commercial Banks, Trust Companies and Other Nominees.
99(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(8)	Irish press announcement dated June 17, 2002 regarding pre-conditional offer to purchase (incorporated by reference to Exhibit (a)(5)(A) of the filing persons' Schedule TO-C dated July 17, 2002).
99(a)(9)	Irish press announcement dated June 17, 2002 regarding offer to purchase (incorporated by reference to Exhibit (a)(5)(B) to the filing person's Schedule TO-C dated July 17, 2002).
99(a)(10)	Summary U.S. Advertisement dated July 5, 2002.
99(a)(11)	Summary Irish Advertisement dated July 5, 2002.
99(a)(12)	Irish and United Kingdom press release dated July 5, 2002 regarding posting of the Offer Document.
99(a)(13)	Press release dated July 14, 2002 issued by JSG regarding status of prior approach from unaffiliated financial party.
99(a)(14)	Explanatory leaflet dated July 18, 2002 to JSG Shareholders.
99(a)(15)	Press release dated July 19, 2002 issued by JSG regarding Institutional Shareholder Services recommendation.
99(a)(16)	Press release dated July 30, 2002 issued by JSG regarding Extraordinary General Meeting.
99(a)(17)	Q&A for use by Salisbury Associates.
99(a)(18)	Transcript of Irish radio advertisments starting July 30, 2002 regarding Initial Offer Period deadline.
99(a)(19)	Irish advertisement dated July 30, 2002 regarding Initial Offer Period deadline.
99(a)(20)	Press release dated August 7, 2002 issued by Purchaser regarding extension of Offer and level of acceptances.
99(a)(21)	Press release dated August 7, 2002 issued by JSG (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-9/A filed by JSG on August 7, 2002).
99(a)(22)	Press release dated August 8, 2002 issued by JSG regarding Court hearing date for Capital Reduction (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9/A filed by JSG on August 8, 2002).
99(a)(23)	Press release dated August 21, 2002 issued by Purchaser regarding extension of Offer and level of acceptances.
99(a)(24)	Press release dated August 26, 2002 issued by Purchaser regarding waiver of certain regulatory conditions.
99(a)(25)	Letter dated August 27, 2002 from JSG to its shareholders reminding them to complete and return the Form of Acceptance.
99(a)(26)	Press release dated August 27, 2002 issued by JSG regarding Court approval of Capital Reduction (incorporated by reference to Exhibit (a)(13) to the Schedule 14D-9/A filed by JSG on August 27, 2002).

99(a)(27)	Press release dated August 30, 2002 issued by JSG regarding timing of Offer being declared unconditional in all respects, Spin-Off of SSCC Shares and trading in JSG Subdivided Shares (incorporated by reference to Exhibit (a)(15) to the Schedule 14D-9/A filed by JSG on August 30, 2002).
99(a)(28)	Announcement declaring the Offer unconditional in all respects.
*99(b)(1)	Senior Credit Facility dated as of September 12, 2002 by and among MDCP Acquistions plc, MDCP Acquisitions I, MDP Acquisitions plc, Deutsche Bank AG London, Merrill Lynch International, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, ABN AMRO Bank N.V., AIB Capital Markets, plc, Bank of America N.A., The Governor and Company of the Bank of Ireland, The Governor and Company of the Bank of Scotland, Credit Lyonnais, Bayerische Hypo- und Vereinsbank AG, London Branch and Lehman Commercial Paper Inc.
*99(b)(2)	Bridge Facility dated September 10, 2002 by and among MDP Acquisitions plc, Deutsche Bank AG London, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, Lehman Commercial Paper Inc. and ABN AMRO Bank N.V.
99(c)(1)	Report dated May 30, 2002 prepared for Madison Dearborn Partners by Jaakko Poyry Consulting regarding the European containerboard industry.
99(c)(2)	Presentation by UBS Warburg and IBI Corporate Finance to JSG's Independent Directors, dated June 16, 2002.
99(d)(1)	Transaction Agreement dated June 17, 2002 by and between JSG and Purchaser (incorporated by reference to exhibit 2.1 to the Schedule 13D/A filed by Smurfit International, B.V. on June 17, 2002).
99(d)(2)	Equity Commitment Letter dated June 17, 2002, by and among Purchaser, Madison Dearborn Capital Partners, L.L.C. and Madison Dearborn Capital Partners IV, L.P.
99(d)(3)	Letter Agreement dated May 7, 2002 by and between Jefferson Smurfit Group plc and Madison Dearborn Capital Partners IV, L.P regarding expense reimbursement and non-solicitation ("Expense Reimbursement Agreement").
99(d)(4)	Amendment dated June 17, 2002 to Expense Reimbursement Agreement.
99(d)(5)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Management Investors, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit C to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(6)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of Peter Alan Smurfit, Dermot F. Smurfit, James O. Dwyer and Mary Redmond, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit D to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(7)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Independent Directors (incorporated by reference to Exhibit E to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(8)	Agreement and Commitment dated June 17, 2002 by and between Purchaser and Jefferson Smurfit Group plc regarding continuation of director and officer liability insurance.
99(d)(9)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Dr. Michael W.J. Smurfit.
99(d)(10)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Gary McGann.
99(d)(11)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Anthony Smurfit.
99(d)(12)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Ian Curley.

99(d)(13)	Management Equity Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc and each of the Management Investors.
99(d)(14)	Registration Rights Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.
99(d)(15)	Corporate Governance Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.

* Filed herewith.

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  Item 7. Sources and Amount of Funds or Other Consideration.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS